Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2005 FINANCIAL RESULTS

Dublin, Ireland, January 31, 2006 -- Elan Corporation, plc today announced its fourth quarter and full-year 2005 financial results and provided guidance for its financial outlook for 2006.

Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “2005 was a year of unexpected challenges, business opportunity and scientific progress. Operating and financial discipline combined with selective investments in our science and technology allowed us to make advancements in all areas of the company. Progress towards the potential re-marketing of Tysabri, further developments in the immunotherapeutic program for Alzheimer’s and growth within our Drug Technology business further demonstrate our commitment to delivering tangible results through a relentless focus on the execution of our plans.”

Mr. Martin added, “For 2006, we will continue to focus on making measurable progress in our science, technology and commercial activities. Such focus, discipline and alignment will enable us to deliver benefits to patients, shareholders and our employees.”

Commenting on Elan’s fourth quarter and year-end 2005 financial results, Shane Cooke, executive vice president and chief financial officer, said, “Back in February 2005, when we voluntarily suspended the marketing of Tysabri, we set a target of getting the rest of the business to breakeven on an EBITDA basis by the end of 2005 while not compromising revenue growth or the progress of our pipeline through the clinic. We are pleased to report that we achieved this target, an important step in our return to profitability. Product revenue in the fourth quarter of 2005 grew by 30% over last year and reduced costs have led to improved operating margins and a reduction in net losses of 46% to $58.3 million while retaining cash balances in excess of $1 billion.”

Mr. Cooke added, “We are well positioned to re-market Tysabri and the progress we have made in improving our operating leverage will accelerate our return to profitability.”

Elan Fourth Quarter and Full-Year 2005 Financial Results

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended December 31			Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m
		Revenue (See page 7)
102.3	132.7	Product revenue	404.4	458.1
21.5	7.7	Contract revenue	77.3	32.2
123.8	140.4	Total revenue	481.7	490.3

		Operating Expenses (See page 11)
48.0	44.7	Cost of goods sold	170.4	191.6
71.4	52.8	Research and development	257.3	233.3
107.7	86.5	Selling, general and administrative	340.5	362.9
(1.7)	(15.0)	Net gain on divestment of businesses	(44.2)	(103.4)
(3.7)	2.1	Other significant net (gains)/charges	59.8	4.4
221.7	171.1	Total operating expenses	783.8	688.8
(97.9)	(30.7)	Operating loss	(302.1)	(198.5)

		Net Interest and Investment Gains and Losses (See page 14)
37.5	28.2	Net interest expense	107.8	127.6
(55.6)	(1.4)	Net investment gains	(114.6)	(16.3)
23.8	2.7	Impairment of investments	71.8	23.5
—	—	Loss on EPIL II guarantee	47.1	—
—	(0.4)	Net charge on debt retirement	—	51.8
5.7	29.1	Net interest and investment gains and losses	112.1	186.6

(103.6)	(59.8)	Net loss from continuing operations before tax	(414.2)	(385.1)
4.6	(1.5)	Provision for/(benefit from) income taxes	(0.5)	(0.9)
(108.2)	(58.3)	Net loss from continuing operations	(413.7)	(384.2)
1.1	—	Net income from discontinued operations (see Appendix I)	19.0	0.6
(107.1)	(58.3)	Net loss	(394.7)	(383.6)

(0.27)	(0.14)	Basic and diluted net loss per ordinary share	(1.01)	(0.93)
393.1	427.0	Weighted average number of ordinary shares outstanding (in millions)	390.1	413.5
395.1	428.8	Number of ordinary shares outstanding at December 31 (in millions)	395.1	428.8

Elan Fourth Quarter and Full-Year 2005 Financial Results

Unaudited Non-GAAP Financial Information - EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m

(108.2)	(58.3)	Net loss from continuing operations	(413.7)	(384.2)
37.5	28.2	Net interest expense	107.8	127.6
4.6	(1.5)	Provision for/(benefit from) income taxes	(0.5)	(0.9)
29.2	35.0	Depreciation and amortization	122.5	130.8
(15.7)	(15.0)	Amortized fees	(55.6)	(57.8)
9.4	3.4	Revenue received and deferred	16.4	7.6
(43.2)	(8.2)	EBITDA	(223.1)	(176.9)

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m
(43.2)	(8.2)	EBITDA	(223.1)	(176.9)
(1.7)	(15.0)	Net gain on divestment of businesses	(44.2)	(103.4)
(3.7)	2.1	Other significant net (gains)/charges	59.8	4.4
—	—	Loss on EPIL II guarantee	47.1	—
(31.8)	1.3	Net investment gains and losses	(42.8)	7.2
—	(0.4)	Net charge on debt retirement	—	51.8
(80.4)	(20.2)	Adjusted EBITDA	(203.2)	(216.9)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus net gains or losses on divestment of businesses, other significant net charges, loss on EPIL II guarantee, net investment gains and losses and net charge on debt retirement. Neither EBITDA nor Adjusted EBITDA are presented as alternative measures of operating results, cash flow from operations or net loss from continuing operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled “Non-GAAP Financial Information Reconciliation Schedule.”

Elan Fourth Quarter and Full-Year 2005 Financial Results

 Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2004 US$m	September 30 2005 US$m	December 31 2005 US$m
Assets
Current Assets
Cash and cash equivalents	1,347.6	1,130.7	1,080.7
Restricted cash	164.3	20.2	20.4
Marketable investment securities	65.5	14.2	9.3
Prepaid and other current assets	152.5	118.5	131.0
Total current assets	1,729.9	1,283.6	1,241.4

Non-Current Assets
Property, plant and equipment, net	346.2	355.6	353.6
Intangible assets, net	764.0	698.9	675.8
Marketable investment securities	39.0	18.6	13.8
Restricted cash	28.4	4.5	4.5
Other assets	68.4	54.4	51.8
Total Assets	2,975.9	2,415.6	2,340.9

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	361.5	244.8	246.7
Deferred income	110.4	71.6	60.1
EPIL III notes due March 2005	39.0	—	—
6.5% convertible guaranteed notes due 2008	460.0	254.0	254.0
7.25% senior notes due 2008	650.0	613.2	613.2
7.75% senior notes due 2011	850.0	850.0	850.0
Senior floating rate notes due 2011	300.0	300.0	300.0
Shareholders’ equity	205.0	82.0	16.9
Total Liabilities and Shareholders’ Equity	2,975.9	2,415.6	2,340.9

Movement in Shareholders’ Equity
Opening balance		147.8	82.0
Net loss for the period		(67.1)	(58.3)
Other		1.3	(6.8)
Closing balance		82.0	16.9

Elan Fourth Quarter and Full-Year 2005 Financial Results

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended December 31			Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m

(63.1)	(9.4)	Cash flows from operating activities	(322.9)	(178.0)
(31.4)	(47.7)	Movement on debt interest and tax	(110.7)	(159.4)
144.3	(9.5)	Working capital movement[1]	245.5	(114.1)
(180.1)	—	Restricted cash movement	(159.8)	168.0
(30.8)	(8.0)	Net purchases of tangible and intangible assets	(54.5)	(50.2)
24.3	3.3	Net proceeds from sale of investments	254.1	62.3
4.2	15.0	Net proceeds from business divestments	274.6	108.8
809.1	6.3	Cash flows from financing activities	834.9	(65.3)
—	—	Repayment of EPIL III notes	—	(39.0)
—	—	Cash payment under EPIL II guarantee	(391.8)	—
676.5	(50.0)	Net cash movement	569.4	(266.9)
671.1	1,130.7	Beginning cash balance	778.2	1,347.6
1,347.6	1,080.7	Cash and cash equivalents at end of period	1,347.6	1,080.7

1 For the twelve months ended December 31, 2005, working capital movement includes $40.0 million cash payment for the settlement of the 2002 class action.

Elan Fourth Quarter and Full-Year 2005 Financial Results

The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

Net Loss

The net loss for the fourth quarter of 2005 amounted to $58.3 million, a decrease of 46% over the $107.1 million reported in the same quarter of 2004. The decrease in net loss is principally due to strong growth in product revenue and operating margins in the core business. These improvements in operating results were offset by reduced contract revenue and reduced aggregate gains on the disposal of businesses and investments.

For the full-year 2005, the net loss decreased by 3% to $383.6 million from $394.7 million for the full-year 2004 (as set out on page 2). Product revenue from the core businesses grew by 34%, more than compensating for the loss of revenue from products divested in 2004 and reduced contract revenue. Research and development and selling and general administration expenses taken together were flat in 2005 over 2004, despite increased investments in Tysabri™ and the Alzheimer’s programs, reflecting ongoing cost containment initiatives and the re-allocation of resources.

Adjusted EBITDA

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information - EBITDA,” included on page 3. A further analysis of Adjusted EBITDA between Tysabri and the rest of the business is included in Appendix II.

Negative Adjusted EBITDA was $20.2 million in the fourth quarter of 2005, compared to $80.4 million in the fourth quarter of 2004, an improvement of 75%, and included negative Adjusted EBITDA of $28.9 million related to Tysabri (2004: $49.3 million). The improvement in negative Adjusted EBITDA related to Tysabri reflects the initial launch of Tysabri during the fourth quarter of 2004, the subsequent voluntary suspension of Tysabri in the first quarter of 2005, and reduced spending on both research and development and commercial activities following the completion of a number of clinical trials during 2005. Adjusted EBITDA for the rest of the business, excluding costs related to Tysabri, was positive $8.7 million in the fourth quarter of 2005 (2004: negative $31.1 million). The improvement in Adjusted EBITDA from the rest of the business reflects the strong growth in product revenues and operating margins, partially offset by reduced contract revenues.

Elan Fourth Quarter and Full-Year 2005 Financial Results

For the full-year 2005, negative Adjusted EBITDA was $216.9 million, an increase of 7% from $203.2 million in 2004 and included negative Adjusted EBITDA of $163.9 million related to Tysabri (2004: $119.5 million). Adjusted EBITDA for the rest of the business, excluding Tysabri, was negative $53.0 million in the full-year 2005, an improvement of 32% from the $83.7 million recorded in the full-year 2004. This improvement reflects the growth of product revenues and improved operating margins from the core business, more than offsetting the loss of revenue and profits from products divested during 2004 and reduced contract revenue.

Negative Adjusted EBITDA related to Tysabri increased to $163.9 million for the full-year 2005 from $119.5 million for the full-year 2004. This reflects the costs of the initial launch of Tysabri in the fourth quarter of 2004, the voluntary suspension of Tysabri in February 2005 and the subsequent safety evaluation, together with the costs of keeping the commercial infrastructure in place in anticipation of the potential re-marketing of Tysabri in 2006.

Revenue

Total revenue increased 13% to $140.4 million in the fourth quarter of 2005 from $123.8 million in the fourth quarter of 2004. For the full-year, total revenue increased by 2% to $490.3 million for 2005 from $481.7 million for 2004. Revenue is analyzed below between product revenue generated from the core business, revenue arising from products that have been divested and contract revenue.

Elan Fourth Quarter and Full-Year 2005 Financial Results

Three Months Ended December 31			Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m

		Revenue from Marketed Products
29.9	46.8	Maxipime™	117.5	140.3
15.3	17.5	Azactam™	50.6	57.7
6.4	(0.4)	Tysabri	6.4	11.0
—	2.0	Prialt™	—	6.3
51.6	65.9	Total Revenue from Marketed Products	174.5	215.3

40.2	58.3	Manufacturing Revenue and Royalties (see page 10)	130.9	207.1

8.5	8.5	Amortized Revenue - Adalat™/Avinza™	34.0	34.0
100.3	132.7	Total Product Revenue from Core Business	339.4	456.4

		Revenue from Divested Products
—	—	European business	10.5	—
—	—	Zonegran™	41.2	—
2.0	—	Other	13.3	1.7
2.0	—	Total Revenue from Divested Products	65.0	1.7

102.3	132.7	Total Product Revenue	404.4	458.1

		Contract Revenue
6.2	2.9	Amortized fees	17.6	16.4
15.3	4.8	Research revenue and milestones	59.7	15.8
21.5	7.7	Total Contract Revenue	77.3	32.2

123.8	140.4	Total Revenue	481.7	490.3

Elan Fourth Quarter and Full-Year 2005 Financial Results

Product Revenue

Total product revenue for the fourth quarter of 2005 of $132.7 million increased 30% from $102.3 million recorded in the same quarter of 2004. The increase is primarily due to higher revenue from marketed products and higher manufacturing revenue and royalties. Total product revenue for the full-year 2005 was $458.1 million, compared to $404.4 million for the same period of 2004, an increase of 13%. The increase in product revenue from the core business of 34% for the full-year 2005 significantly exceeded the loss of revenues from products divested during 2004.

Revenue from marketed products

Revenue from marketed products was $65.9 million in the fourth quarter of 2005, compared to $51.6 million recorded in the same period of 2004. The increase of 28% is principally due to higher sales of Maxipime and Azactam and revenue from Prialt, which was launched in 2005, offset by a decrease in the sales of Tysabri, which was voluntarily suspended from the market in February 2005. For the full-year, revenue from marketed products increased by 23% to $215.3 million for 2005 from $174.5 million for 2004 principally due to increased sales of Maxipime and Azactam.

Revenue from Maxipime increased by 57% in the fourth quarter of 2005 to $46.8 million from $29.9 million in the fourth quarter of 2004. For the full-year, Maxipime revenues were $140.3 million in 2005, an increase of 19% over $117.5 million recorded in 2004. These increases reflect increased demand, a price increase of 8% taken at the end of 2004 and improved supply conditions.

Azactam prescription volume demand for October and November of 2005 increased by 10%, compared to the same period in 2004, while revenue for the quarter increased to $17.5 million from $15.3 million, or 14%. Azactam prescription demand for the first eleven months of 2005 increased by 10% over the same period in 2004, while revenues for the full-year 2005 increased by 14% to $57.7 million from $50.6 million in the same period of 2004. Changing wholesaler inventory levels and price increases explains the difference between Azactam prescription growth rate and revenue growth. Azactam lost patent exclusivity in October 2005. To date no generic Azactam product has been approved.

Prialt, a new treatment for severe chronic pain, was approved in the U.S. in December 2004.  Revenue from Prialt for the fourth quarter of 2005 was $2.0 million. Total Prialt revenue for the full-year 2005 was $6.3 million (2004: $nil).

Elan Fourth Quarter and Full-Year 2005 Financial Results

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprises revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties was $58.3 million in the fourth quarter of 2005, an increase of 45% over $40.2 million recorded in the fourth quarter of 2004. For the full-year 2005, manufacturing revenue and royalties was $207.1 million, an increase of 58% over $130.9 million recorded in the full-year 2004. The increase in manufacturing revenue and royalties is principally due to increased sales by third parties of products that incorporate Elan’s technologies, principally TricorTM, and increased manufacturing activity for third parties.

Manufacturing revenue and royalties can be further analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m
4.5	15.3	Tricor	4.5	45.4
8.7	7.8	Verelan™	27.8	34.7
2.7	3.2	Skelaxin™	12.2	17.9
3.5	2.7	Ritalin™	11.8	13.8
4.9	4.3	Avinza™	15.8	13.4
4.1	5.8	Diltiazem™	19.3	18.6
-	4.0	Zanaflex™	-	11.1
11.8	15.2	Other	39.5	52.2
40.2	58.3	Total	130.9	207.1

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the fourth quarter of 2005 or 2004. Of the total of $58.3 million in manufacturing revenue and royalties in the fourth quarter of 2005, 35% consisted of royalties received on products that are not manufactured by Elan, compared to 26% in the same period of 2004. For the full-year 2005, 34% consisted of royalties received on products that are not manufactured by Elan, compared to 19% in the same period of 2004.

Amortized revenue

The results for the fourth quarter and full-year of 2005 and 2004 include $8.5 million and $34.0 million, respectively, of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC and the restructuring of Elan’s Avinza license agreement with Ligand Pharmaceuticals,

Elan Fourth Quarter and Full-Year 2005 Financial Results

Inc, which occurred in 2002. The remaining unamortized revenue on these products of $35.2 million, which is included in deferred income, will be recognized as revenue through June 2007 (generic Adalat CC), and November 2006 (Avinza), reflecting Elan’s ongoing involvement in the manufacturing of these products.

Contract Revenue

Contract revenue in the fourth quarter of 2005 was $7.7 million, a decrease of 64% from the $21.5 million recorded in the fourth quarter of 2004. For the full-year, contract revenue decreased by 58% in 2005 to $32.2 million, compared to $77.3 million in 2004. These decreases are principally due to a reduction in research revenue and milestones arising from research and development activities performed by Elan on behalf of third parties. The reduction resulted from, among other things, the timing of milestone receipts, the completion of transitional research and development activities related to certain divested products and the suspension of activity related to Sonata™.

Gross Profit

The gross profit margin on product revenue was 66% in the fourth quarter of 2005, compared to 53% in the same period of 2004. The increase is due principally to the change in the mix of product revenues.

The full-year gross profit margin on product revenue was 58% for both 2005 and 2004. The gross margin remained consistent with 2004 because of compensating changes in the mix of product revenues, the impact of the Tysabri voluntary suspension and the divestment of products in 2004.

Operating Expenses

Research and development (R&D) expenses were $52.8 million in the fourth quarter of 2005, compared to $71.4 million in the same period of 2004. The decrease in the fourth quarter of 2005 from the same quarter of 2004 is due to reduced expenses related to Tysabri, cost containment and the refocusing of research and development efforts on key Alzheimer’s programs. Included in R&D expenses is $10.6 million related to Tysabri (2004: $23.9 million), the decrease reflecting principally the completion of clinical trials.

Full-year R&D expenses were $233.3 million in 2005 compared to $257.3 million in 2004, a decrease of 9% and includes $66.9 million related to Tysabri (2004 : $84.2 million). The reduction in full-year expenses reflects cost containment initiatives, the refocusing of research and development efforts on

Elan Fourth Quarter and Full-Year 2005 Financial Results

key Alzheimer’s programs, and reduced spending on Tysabri as a result of the completion of clinical trials offset by the cost of the extensive Tysabri safety evaluation.

Selling, general and administrative (SG&A) expenses decreased 20% to $86.5 million in the fourth quarter of 2005 from $107.7 million in the same quarter of 2004 and can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m
57.4	49.5	Rest of business	221.6	202.0
35.0	17.8	Tysabri	52.3	82.7
15.3	19.2	Depreciation and amortization (principally Maxipime and Azactam)	66.6	78.2
107.7	86.5	Total	340.5	362.9

SG&A expenses, excluding amortization, related to the rest of the business decreased by 14% to $49.5 million in the fourth quarter of 2005 from $57.4 million in the fourth quarter of 2004, principally due to continued active cost management. The SG&A expenses related to Tysabri, excluding amortization, were $17.8 million in the fourth quarter of 2005, compared to $35.0 million in the fourth quarter of 2004 when Tysabri was launched.

Full-year SG&A expenses were $362.9 million in 2005 compared to $340.5 million in 2004, an increase of 7%. This reflects the costs of maintaining the Tysabri commercial infrastructure in place for the full year 2005 in anticipation of its potential return to market, increased amortization and the cost of launching Prialt during 2005, offset by reduced costs in the rest of the business.

Net Gain on Divestment of Businesses

The net gain on divestment of businesses for the three and twelve months ended December 31, 2005 and 2004 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m

1.5	—	Zonegran	42.9	85.6
0.9	15.0	European business	(2.9)	17.1
(0.7)	—	Other	4.2	0.7
1.7	15.0	Total	44.2	103.4

Elan Fourth Quarter and Full-Year 2005 Financial Results

The net gain in the fourth quarter of 2005 consists of $15.0 million of contingent consideration related to the divestment of the European business to Zeneus Pharma Ltd., which was completed in 2004.

Included in the net gain for the full-year 2005 of $103.4 million (2004: $44.2 million) is $85.6 million (2004: $42.9 million) related to the divestment of Zonegran (zonisamide) to Eisai Co. Ltd (“Eisai”). In April 2004, we sold our interests in Zonegran in North America and Europe to Eisai for net consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through January 1, 2006, primarily contingent on the date of generic Zonegran approval. We had received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the divestment of Zonegran amounted to $198.5 million and resulted in a cumulative net gain on divestment of $128.5 million.

Elan has recently received a subpoena from the US Department of Justice and the Department of Health and Human Services, Office of Inspector General asking for documents and materials primarily related to our marketing practices for Zonegran. We intend to cooperate with the government in its investigation.

Other Significant Net Charges

Other significant net charges for the three and twelve months ended December 31, 2005 and 2004 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2004 US$m	2005 US$m		2004 US$m	2005 US$m

—	9.7	Severance and restructuring charges	3.0	14.4
(3.7)	(7.6)	SEC investigation, shareholder class action lawsuit settlements and other	56.8	(10.0)
(3.7)	2.1	Total	59.8	4.4

The $2.1 million charge in the fourth quarter of 2005 principally consists of $9.7 million for severance and restructuring charges, offset by a credit of $7.0 million associated with a litigation settlement.

Elan Fourth Quarter and Full-Year 2005 Financial Results

Net Interest and Investment Gains and Losses

Net interest and investment gains and losses amounted to a net charge of $29.1 million for the fourth quarter of 2005, compared to a net charge of $5.7 million for the same period of 2004. The net charge of $29.1 million in the fourth quarter of 2005 primarily consists of net interest expense of $28.2 million, compared to $37.5 million in the fourth quarter of 2004. The decrease in net interest expense is primarily a result of the repayment of the EPIL III notes in the fourth quarter of 2004, the retirement of $242.8 million of convertible and senior debts in the second quarter of 2005, and by interest income earned on higher average cash balances, partially offset by the interest on $1.15 billion in senior fixed and floating notes issued in November 2004. In addition, the net charge of $5.7 million in the fourth quarter of 2004 included a net investment gain of $55.6 million (principally related to the disposal of our investment in Warner Chilcott) and investment impairments of $23.8 million.

Full-year net interest and investment gains and losses amounted to a net charge of $186.6 million for 2005, compared to a net charge of $112.1 million for 2004. The net charge for the full-year 2005 includes a net interest expense of $127.6 million, compared to $107.8 million for the full-year 2004. The increased charge for the full-year reflects the interest costs associated with the issuance of $1.15 billion in senior fixed and floating rate notes in November 2004, partially offset by impact of the repayment of the EPIL III notes in November 2004, the early retirement of $242.8 million of convertible and senior debts in the second quarter of 2005, and increased interest income associated with higher cash balances and interest rates. The net charge for the full-year 2005 also includes a net charge of $51.8 million associated with the early retirement of $36.8 million of the 7.25% senior notes due 2008 (Athena Notes) and the early conversion of $206.0 million in aggregate principal amount of 6.5% Convertible Guaranteed Notes due 2008. This reduced our debt by $242.8 million and our annualized interest expenses by approximately $16 million.

2006 Outlook

Financial

Elan is providing guidance as to the potential financial outcome for 2006, excluding potential revenues from Tysabri and the impact of share-based compensation. Elan is optimistic about the return of Tysabri and plans to spend $150 million to $170 million on R&D and SG&A expenses related to Tysabri in 2006, based on the potential re-marketing of Tysabri in the U.S. in the second quarter of 2006 and the potential launch of Tysabri in Europe in the second half of 2006.

Elan Fourth Quarter and Full-Year 2005 Financial Results

In relation to the remaining business, Elan expects total revenues in 2006 to exceed $500 million, with product revenue expected to account for in excess of 90% of the total. The gross profit on product revenue, excluding revenue and related cost of sales for Tysabri and share-based compensation, is expected to be in the range of 60% to 65%.

Elan’s investment in R&D and SG&A expenses for 2006 is anticipated to be in the range of $575 million to $625 million, including the R&D and SG&A costs related to Tysabri in the range of $150 million to $170 million referred to above.

Negative EBITDA for 2006, excluding revenues related to Tysabri, is expected to be between $150 million and $175 million, and includes negative EBITDA for the rest of the business which is expected to be less than $25 million.

Research & Development

Tysabri (Natalizumab)

As previously announced, the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of MS has been accepted and designated for priority review by the U.S. Food and Drug Administration (FDA). The FDA grants Priority Review status to products that are considered to be potentially significant therapeutic advancements over existing therapies that address an unmet medical need.

Tysabri Expected Key Milestones 2006

MS

•	Advisory Committee Panel Meeting, March 7, 2006
•	FDA action on Tysabri sBLA
•	Clinical re-dosing in the U.S. and International
•	European regulatory action regarding potential approval of Tysabri
•	Potential re-marketing of Tysabri in the U.S. and Europe

Crohn’s Disease

•	European regulatory action regarding the potential approval of Tysabri; dependent upon the regulatory action for Tysabri in MS
•	Filing of U.S. BLA for Tysabri as a treatment for Crohn’s disease; dependent upon the regulatory action for Tysabri in MS

Elan Fourth Quarter and Full-Year 2005 Financial Results

Alzheimer’s and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson’s disease.

Two of our compounds from the Alzheimer’s disease immunotherapy program, in collaboration with Wyeth, are currently progressing through clinical trials.

AD Expected Key Milestones 2006

•	Interim analyses of Phase II data from AAB-001 (an experimental monoclonal antibody) to determine the time point at which this program can move into the next phase of clinical trials
•	Interim analyses of Phase I data from ACC-001 (active Abeta immunotherapeutic conjugate) to determine the time point at which this program can move into Phase II
•	Potential filing of IND for AAB-002

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Elan Fourth Quarter and Full-Year 2005 Financial Results

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”,“intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether and when Elan will be able to resume marketing and developing Tysabri; even if Elan can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s current products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (including, in particular Maxipime); trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam in October 2005; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practice related to the marketing of Zonegran; failure to comply with its payment obligations under Medicaid and other governmental programmes; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S., International and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan Fourth Quarter and Full-Year 2005 Financial Results

Appendix I

In previous quarters and in accordance with SFAS No. 144, Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the pain portfolio of products, Actiq™, the dermatology portfolio of products, Abelcet™ U.S. and Canada, Frova™, Myobloc™ and two products that were marketed in the United Kingdom and Ireland, within discontinued operations in the consolidated income statement. An analysis of the results of the discontinued operations is set out below.

Elan has also sold a number of other assets and businesses (principally the primary care franchise, the European sales and marketing business and Zonegran), which in accordance with SFAS No. 144, are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.

Three Months Ended December 31		Discontinued Operations (unaudited)	Twelve Months Ended December 31
2004	2005		2004	2005
US$m	US$m		US$m	US$m
		Revenue
(0.1)	—	Product revenue	23.6	—
—	—	Contract revenue	5.1	—
(0.1)	—	Total revenue	28.7	—
		Operating Expenses
(0.1)	—	Cost of goods sold	13.3	—
(1.6)	—	Research and development	3.3	(0.4)
0.2	—	Selling, general and administrative	4.5	0.3
(0.3)	—	Net gain on divestment of businesses	(11.5)	(0.5)
(1.8)	—	Total operating expenses	9.6	(0.6)

1.7	—	Operating profit	19.1	0.6

0.4	—	Net interest expense	0.1	—
0.2	—	Net investment losses	—	—

1.1	—	Net income from discontinued operations before tax	19.0	0.6
—	—	Provision for tax	—	—
1.1	—	Net income from discontinued operations	19.0	0.6

		Non-GAAP Financial Information
		EBITDA
1.1	—	Net income from discontinued operations	19.0	0.6
0.4	—	Net interest expense	0.1	—
—	—	Depreciation and amortization included in operating profit	1.0	—
—	—	Amortized revenue included in total revenue	(4.6)	—
1.5	—	EBITDA	15.5	0.6

(0.3)	—	Net gain on divestment of businesses	(11.5)	(0.5)
0.2	—	Net investment losses	—	—
1.4	—	Adjusted EBITDA	4.0	0.1

Elan Fourth Quarter and Full-Year 2005 Financial Results

Appendix II

Three Months Ended December 31, 2005				Twelve Months Ended December 31, 2005

Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.4)	133.1	132.7	Product revenue[1]	11.0	447.1	458.1
1.5	6.2	7.7	Contract revenue	10.8	21.4	32.2
1.1	139.3	140.4	Total revenue	21.8	468.5	490.3

			Operating Expenses
0.2	44.5	44.7	Cost of goods sold[2]	25.4	166.2	191.6
18.3	68.2	86.5	Selling, general and administrative[3]	84.7	278.2	362.9
10.6	42.2	52.8	Research and development	66.9	166.4	233.3
—	(15.0)	(15.0)	Net gain on divestment of businesses	—	(103.4)	(103.4)
2.0	0.1	2.1	Other significant net charges	2.3	2.1	4.4
31.1	140.0	171.1	Total operating expenses	179.3	509.5	688.8
(30.0)	(0.7)	(30.7)	Operating loss	(157.5)	(41.0)	(198.5)

0.5	34.5	35.0	Depreciation and amortization	2.0	128.8	130.8
(1.4)	(13.6)	(15.0)	Amortized fees	(10.7)	(47.1)	(57.8)
—	(15.0)	(15.0)	Net gain on divestment of businesses	—	(103.4)	(103.4)
—	3.4	3.4	Revenue received and deferred	—	7.6	7.6
2.0	0.1	2.1	Other significant net charges	2.3	2.1	4.4
(28.9)	8.7	(20.2)	Adjusted EBITDA	(163.9)	(53.0)	(216.9)

1 Revenue from sales of Tysabri in the twelve months ended December 31, 2005, is net of $15.4 million for sales returns related to the product recall.

2 Cost of sales for Tysabri in the twelve months ended December 31, 2005, includes $14.0 million of inventory write-off related to the voluntary suspension of the marketing of Tysabri.

3 General and corporate costs have not been allocated to Tysabri.